Mail Stop 3010

February 23, 2010

Yossi Attia
Chief Executive Officer
Yasheng Eco-Trade Corporation
1061 ½ N Spaulding Ave.
Los Angeles, CA 90046.

> **Re:** **Yasheng Eco-Trade Corporation**
> **Form 10-K**
> **Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
>
> **Form 10-Q**
> **Three Month Period Ended March 31, 2009**
> **Filed May 20, 2009**
>
> **Form 8-K**
> **Filed July 15, 2009**
> **File No. 001-12000**

Dear Mr. Attia:

We have reviewed your response letter dated February 11, 2010 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Financial Statements

Consolidated Statements of Stockholders' Equity, page F-5

1.   We have reviewed your response to comment number two and the revised draft of your Form 10-K. Your response only partially addressed our comment; therefore, the comment will be reissued. In addition to restating the number of shares as of January 1, 2007, retroactively restating your statement of stockholders equity to reflect the reverse split would require you to adjust the beginning balance of the par value and APIC amounts as of January 1, 2007. Please revise your filing accordingly.

General

2.   Please tell us whether management intends to file an Item 4.02 Form 8-K. To the extent management does not intend to file an Item 4.02 Form 8-K, please tell us management's basis for their conclusion.

3.   Please tell us whether management will revise their report on internal control over financial reporting in light of the restatement.

4.   Please tell us whether your auditors intend to update their audit opinion to discuss the restatement.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Sonia Barros, Special Counsel, at (202) 551-3655 with any other questions.

Sincerely,

Kevin Woody
Branch Chief